Exhibit (a)(5)(AE)

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

April 10, 2024

The Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat)

MorphoSys AG

Semmelweisstrasse 7, 82152

Planegg, Germany

The Management Board and the Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding no-par value bearer shares (auf den Inhaber lautende Stückaktien), each representing a participation in the registered share capital of MorphoSys AG with a notional amount (rechnerischer Anteil) of EUR 1.00 (the no par-value bearer shares issued by the Company from time to time, the “Shares”) (other than Excluded Shares, as defined below), of MorphoSys AG, a publicly listed stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany (the “Company”), of €68.00 per Share in cash (the “Consideration”) proposed to be paid to such holders pursuant to, and subject to the terms and conditions of, the offer document to be published by Novartis data42 AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-477.907.492 (the “Bidder”), on April 11, 2024 (the “Offer Document”) in accordance with the terms set forth in the Business Combination Agreement, dated as of February 5, 2024 (the “Agreement”), by and among Novartis AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under CHE-103.867.266 which wholly owns the Bidder (“Parent”), the Bidder, and the Company. The Offer Document provides for the acquisition by the Bidder of all of the Shares (other than any American Depositary Shares of the Company; those American Depository Shares together with the Shares which are for the time being held by the Company as treasury shares (eigene Aktien), the “Excluded Shares”) for the Consideration by means of a voluntary public cash takeover offer (freiwilliges öffentliches Übernahmeangebot) (the “Takeover Offer”) within the meaning of Section 29 para. 1 of the German Takeover Act (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Offer Document.

We have acted as lead financial advisor to the Management Board and the Supervisory Board of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Takeover Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our

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The Management Board and Supervisory Board

MorphoSys AG

04.10.2024

current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Bidder, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Offer Document dated April 10, 2024 (the “Draft Offer Document”); (ii) the Agreement; (iii) Annual Reports on Form 20-F of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iv) certain interim reports to shareholders on Form 6-K of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its shareholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). At your direction, we have converted certain figures in the Forecasts from EUR to USD based on an exchange rate as of February 2, 2024. We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the Offer Document will not differ in any respect material to our analysis or this opinion from the Draft Offer Document reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Offer Document, the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our

The Management Board and Supervisory Board

MorphoSys AG

04.10.2024

analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Our assessment differs in a number of important aspects from a valuation performed by qualified auditors and/or from asset based valuations in general. In particular, we have not performed valuations based upon the guidelines published by the German Institute of Chartered Accountants (IDW) (IDW S 1). This opinion does not replace such valuations. We express no view on whether, in light of the nature of the Transaction, it may be required or appropriate for the Company to obtain such valuations. In addition, this letter has not been rendered in accordance with the IDW guidelines “Principles for the preparation of Fairness Opinions” (IDW S 8).

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Offer Document. We have not been asked to consider, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer Document or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement, described in the Offer Document or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. Further, we have not been asked to consider, nor do we express any view on, and our opinion does not address, any term or aspect of that certain Purchase Agreement, dated as of February 5, 2024 (the “Asset Purchase Agreement”), by and among the Company, MorphoSys US Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“MorphoSys US”), and Incyte Corporation, a Delaware corporation, pursuant to which certain assets of the Company and MorphoSys US were sold immediately prior to the execution of the Agreement, or how the Asset Purchase Agreement may impact the Company, the Offer Document, the Agreement or the Transaction. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Offer Document or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether or not such holder should tender Shares in connection with the Takeover Offer, or how such shareholder or other person should act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Management Board and the Supervisory Board of the Company (in their capacity as members of each such board, respectively, and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Management Board and Supervisory Board

MorphoSys AG

04.10.2024

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Offer Document by means of the Takeover Offer is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners
CENTERVIEW PARTNERS LLC